Form C

Cover Page

Name of issuer:

Vinsent, Inc.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 10/2/2020

Physical address of issuer:

344 WESTWOOD RD
WOODMERE NY 11598-1627

Website of issuer:

http://www.vinsent.wine

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

18,249

Price:

$2.74000

Method for determining price:

Dividing pre-money valuation $10,456,799.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,002.26

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,997.40

Deadline to reach the target offering amount:

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$281,365.00	$379,728.00
Cash & Cash Equivalents:	$9,839.00	$332,107.00
Accounts Receivable:	$16,722.00	$0.00
Short-term Debt:	$79,608.00	$55,815.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$87,673.00	$0.00
Cost of Goods Sold:	$70,138.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($455,795.00)	($1,477,428.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Vinsent, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jacob Ner-David	CEO	Vinsent, Inc.	2020
Gil Picovsky	CFO	Vinsent, Inc.	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jacob Ner-David	CEO	2020
Gil Picovsky	CFO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Medici Ventures, LLP	148548.0 common	38.92
Gil Picovsky	101061.0 common	26.48
Jacob Ner-David	101061.0 common	26.48

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are an early stage company that has generated limited revenue. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in near future or generate sufficient revenues to pay dividends to the holders of the shares.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not generated profits since inception, and we have had a history of losses. We have sustained a net loss of $1,477,428 for the year ended December 31, 2019, and a loss of $539,749 for the year ended December 31, 2018. We have had negative cash flows from operating activities of $1,477,428 and $539,749 for 2019, and 2018, respectively. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date, and/or to obtain additional capital financing.

Voting control is in the hands of Medici Ventures, Inc. and our Founders. Investors will not be entitled to vote. Voting control is concentrated in the hands of the holders of the Company's Common Stock - Medici Ventures, Inc.; the Company's Founder, CEO and Director, Jacob Ner-David; and the Company's CFO, COO and Director, Gil Picovsky (the "Controlling Stockholders"). Subject to any fiduciary dues owed to owners or investors under Delaware law, our CEO and CFO may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have substantial control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in

disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, our CEO and CFO could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. The current stockholders have a voting agreement under which each will vote all of their Common Stock to maintain two seats on the board of directors and elect the Company's founders, Jacob Ner-David and Gil Picovsky, to the board. The founders can only be removed from the board of directors without cause by vote or written consent of 66 2/3% of the Company's issued and outstanding Common Stock. Also, under this agreement, the Company must have the consent of at least 66 2/3% of the issued and outstanding Common Stock on an as-converted basis to create or issue any class or series of shares of equity securities, or convertible into equity securities, other than common stock ranking pari passu with the Company's Common Stock. Additionally, the stockholders' agreement contains a drag-along right such that if stockholders owning 66 2/3% or more of the issued and outstanding Common Stock decide to sell at least a majority of Common Stock held by them, sell all or substantially all of the Company's assets, or merge with another entity, the other stockholders subject to the agreement can be required to sell their shares, vote their shares in favor of the transaction, or refrain from exercising dissenters' rights.

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We rely on third-party wineries and other suppliers of wine to produce the wines offered on Vinsent, and we have limited control over these wineries and suppliers and may not be able to obtain quality wines on a timely basis or in sufficient quantity. We rely on third-party wineries and other suppliers primarily located outside of the United States to produce and provide the wines offered on Vinsent. Although we have agreements with some wineries, these agreements are non-exclusive. Most of our suppliers of wine are located overseas. The operations of the wineries and other suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of wine for other reasons, such as poor weather, natural disasters, climate change and other events that impact the ability to grow and harvest grapes and then process them for fermentation and bottling. In the event of a disruption, we may be unable to locate alternative suppliers of wines of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our wineries or other suppliers and we compete with other companies, including many of our competitors, for these same wines. We have occasionally received, and may in the future receive, shipments of wines that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those wines and related increased administrative and shipping costs. Additionally, if the unacceptability of the wines sold through Vinsent is not discovered until after such wines are purchased by our customers, our customers could lose confidence in our app or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

The loss of, or disruption in, our relationship with the provider that warehouses and ships our wines could have a material adverse effect on our business and operations. Our US operations are currently primarily dependent on a single provider for warehousing and shipping the wines sold on Vinsent's app. We also have agreements with other third-party companies in Europe to warehouse and ship wines sold across our platform. Some of the wineries ship their own wines. If we use lose any of our providers we may need to find other providers and that delay may have adverse effect on our business and results of operation. Further, any significant interruption in the operation of the provider's warehouses, or in the wineries and their production and shipping, now or in the future, due to natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline resulting in disruptions in business, a loss of sales and profits, and other material adverse effects.

We operate in a regulatory environment that is evolving and uncertain. We believe that the regulatory framework for trading in the futures of commodities or securities does not apply to trading wine futures. If regulatory authorities having jurisdiction over the Company disagree, we could be found in violation of the Commodities Futures Modernization Act (2000), the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, for failing to register ourselves or our products as required by these statutes and the regulations implementing them. In that case, the Company could face significant penalties, including monetary penalties, that would materially adversely affect our business, results of operations and financial condition. Further, we could be forced to register our Company and/or our products with the appropriate regulatory agency, which itself would be an expensive and me consuming process, distracting management and potentially impacting our ability to pursue our business plan. Even if such requirements do not currently exist or apply to the Company and its products and services, new laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors in wine futures, the trading of wine and wine futures through our app, and the companies that use our platforms' services. We cannot predict what regulatory changes may be made in the future and whether such changes would materially adversely affect our business, results of operations and financial condition.

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected. Although we have an agreement with a service provider to oversee Vinsent's regulatory obligations, we ultimately remain responsible for the Company's compliance with international, national and local regulations applicable to the Company and its products and services. The wine industry is regulated extensively by federal agencies, including the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), as well as state and local

liquor regulatory authorities, including the California Department of Alcoholic Beverage Control ("ABC"). Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our wine business. We rely on various internal and external personnel with relevant experience complying with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our wine business. Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship wine. If our partner company, Gironde or wineries that ship their own wines, fail to have the requisite state and federal licenses for the production and shipment of wine, or fail to remain in compliance with state and federal laws in order to keep their licenses in good standing, then Vinsent may face delays in product shipment, fewer wines to offer on our platform, and potential regulatory action. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties. If our partners' licenses do not remain in good standing, and if we are viewed as lacking necessary licenses or permits, our wine business could be materially adversely affected. Our wine business relies substantially on state laws that authorize the shipping of wine by out-of-state producers directly to in-state consumers. Those laws are relatively new in many states, and it is common for the laws to be modified or regulators to change prior interpretations of governing licensing requirements. While most states permit direct-to-consumer shipping, some states on occasion have proposed legislation that would prevent the company from selling wine directly to consumers or to restrict the total amount of wine that we may ship to those states. This proposed legislation, or other new regulations, requirements or taxes, could harm our business and operating results. Future legal or regulatory challenges to the wine industry could also harm our business and impact our operating results.

The federal and state "ed-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the Company. Even though we do not believe the Company is required to have any license or sales permits in connection with the wines sold on the Vinsent platform, the Company and its investors may face significant regulatory impact if we are required to meet such regulatory requirements. In addition to those discussed in other risk factors, alcohol beverage licensees and their investors are subject to state and federal "ed-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the Company by investors are permissible in California or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the California Department of Alcoholic Beverage Control to investigate our compliance with state ed-house requirements regardless of such investors' amount of investment in the company. Investor shares may be subject to redemption. See "Securities Being Offered –Optional Redemption for Disqualifying Event."

We are reliant on one main type of service. All of current services are variants on one type of service, providing a platform for online sales of wine and wine futures. We hope soon to launch the ability to trade wine and wine futures on our app. In the meantime, our revenues will be dependent upon the market for online sales of wine and wine futures.

We depend on key personnel and face challenges recruiting needed personnel. Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Jacob Ner-David, and our Chief Financial Officer and Chief Operating Officer, Gil Picovsky. Due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Vinsent is vulnerable to hackers and cyber attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our customers and wineries that utilize our platform. Further, any significant disruption in service on the Vinsent platform or in its computer systems could reduce the attractiveness of the Vinsent platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide of our technology. Any disruptions of services or cyber attacks either on our technology provider or on Vinsent could harm our reputation and materially negatively impact our financial condition and business.

We are subject to risks associated with payments to us from our customers and other third pares, including risks associated with fraud. Nearly all of our customers' payments are made by credit card or debit card. We rely on third party vendors to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if vendors were to become unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us. We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third pares, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive

to our customers and diminish the customer experience.

We are dependent on general economic conditions. Our business model is at least partially dependent on consumers investing in wine futures presented on our platform. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Although we believe the current economic downturn resulting from COVID-19 has created growth in the wine market, continued adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the Company, if any, of current economic conditions on its financial condition, operating results and cash flow.

Reduced consumer demand for wines could harm our business. There have been periods in the past in which overall per capita consumption of alcoholic beverages in the United States and other markets in which we participate has declined substantially. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including a general decline in economic conditions, increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving, a trend toward a healthier diet including lighter, lower-calorie beverages such as diet so drinks, juices and water products, the increased activity of an-alcohol groups and increased federal, state or foreign excise and other taxes on alcoholic beverage products. The competitive position of the Company's app and platform could also be affected adversely by any failure to achieve consistent, reliable quality in the wines, ability to ship those wines customers.

The Company faces significant competition, which could adversely affect profitability. We compete with online direct-to-consumer wine retailers and, increasingly, wineries that ship directly to consumers and distribute their wines through third pares to restaurants and brick-and-mortar retailers. The wine industry is intensely competitive. The wines we produce and distribute compete in several premium, super-premium and ultra-premium wine market segments with many other domestic and foreign wines in these market segments.

As a result of this intense competition among direct-to-consumer wine retailers and wineries, there has been, and may continue to be, upward pressure on selling and promotional expenses. In addition, the wine industry has experienced significant consolidation. Many competitors have greater financial, technical, marketing and public relations resources. Our sales may be harmed to the extent we are not able to compete successfully against such online retailers' or wine or alternative beverage producers' costs. We cannot assure you that in the future the Company will be able to successfully compete with current competitors or that it will not face greater competition from other online retailers, wineries and beverage manufacturers.

Our revenues and profits are subject to fluctuations. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars available for purchasing and trading wine futures, general economic conditions, our ability to market our platform to wineries and consumers, headcount and other operating costs, and general industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,002**

Use of Proceeds: 50% towards paid marketing, 12.5% towards G&A, 30% towards tech adjustments and UI improvements, 7.5% towards Wefunder fees.

If we raise: **$1,069,997**

Use of Proceeds: 62% towards marketing and product, specifically paid marketing and recruiting a CMO, 16% towards tech development by adding features and develop more robust infrastructure, 12% towards management, 2.5% towards G&A, 7.5% towards Wefunder fees.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $10,456,799.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Vinsent, Inc. is offering up to 390,510 shares of stock, at a price per share of $2.74.

The campaign maximum is $1,069,997.40 and the campaign minimum is $50,002.26.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.As a result, an investor investing in the Company through the SPV will have the same relationship to the

Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those votings rights may be exercised by the investor or his or her proxy. The applicable proxy is theLead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transfereesor assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	3,766,350	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	50,000

Describe any other rights:

N/a.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor

will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend

upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/31/20
Amount	$150,000.00
Interest rate	30.0% per annum
Discount rate	20.0%

In January 2021, the Company sold $150,000 in convertible notes and warrants in a transaction compliant with Regulation S. The convertible notes carry an annual interest
rate of 30% and convert into the Company's Non-Voting Common Stock upon the Company receiving the Tax Ruling and the consummation of this Offering. The conversion price for the convertible note is a 20% discount to the conversion price of the
Convertible Promissory Notes in this Offering. Any accrued interest will also be paid through conversion into Non-Voting Common Stock at the 20% discounted conversion price. The warrants represent in value 50% of the consideration paid by the purchasers,
which may be exercised upon the Company receiving the Tax Ruling at a price that is a
20% discount to the conversion price of the Convertible Promissory Notes in this Offering. The warrants expire January 21, 2023.

Convertible Note

Issue date	12/31/20
Amount	$25,000.00
Interest rate	30.0% per annum
Discount rate	20.0%

In January 2021, Mr. Picovsky, our CFO, and Medici Ventures, a stockholder, each purchased convertible notes and warrants in the amount of $25,000 and $50,000, respectively. The convertible notes carry an annual interest rate of 30% and convert into
the Company's Non-Voting Common Stock upon the Company receiving the Tax Ruling

and the consummation of this Offering at a conversion price that is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. Any accrued interest will also be paid through conversion into Non-Voting Common Stock at the 20%
discounted conversion price. The warrants represent in value 50% of the consideration paid by Mr. Picovsky and Medici Ventures, see above, which may be exercised upon the
Company receiving the Tax Ruling at a price that is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. The warrants expire January
21, 2023.

Convertible Note

Issue date	12/31/20
Amount	$50,000.00
Interest rate	30.0% per annum
Discount rate	20.0%
Uncapped Note	Yes

In January 2021, Mr. Picovsky, our CFO, and Medici Ventures, a stockholder, each purchased convertible notes and warrants in the amount of $25,000 and $50,000, respectively. The convertible notes carry an annual interest rate of 30% and convert into
the Company's Non-Voting Common Stock upon the Company receiving the Tax Ruling and the consummation of this Offering at a conversion price that is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. Any accrued interest will also be paid through conversion into Non-Voting Common Stock at the 20%
discounted conversion price. The warrants represent in value 50% of the consideration paid by Mr. Picovsky and Medici Ventures, see above, which may be exercised upon the
Company receiving the Tax Ruling at a price that is a 20% discount to the conversion price of the Convertible Promissory Notes in this Offering. The warrants expire January
21, 2023.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2019	Other	Convertible Note	$250,000	General operations
5/2019	Section 4(a)(2)	Common stock	$644,444	General operations
8/2019	Section 4(a)(2)	Common stock	$250,000	General operations
5/2020	Section 4(a)(2)	Convertible Note	$200,000	General operations
12/2020	Section 4(a)(2)	Convertible Note	$50,000	General operations
12/2020	Section 4(a)(2)	Convertible Note	$25,000	General operations
12/2020	Section 4(a)(2)	Convertible Note	$150,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Medici Ventures
Amount Invested	$200,000.00
Transaction type	Convertible note
Issue date	05/26/20
Interest rate	5.0% per annum
Converted	Yes
Relationship	Stockholder

Name	Gil Picovsky
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	12/31/20
Interest rate	30.0% per annum
Discount rate	20.0%
Relationship	CFO

Name	Medici Ventures

Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	12/31/20
Interest rate	30.0% per annum
Discount rate	20.0%
Uncapped note	Yes
Relationship	Stockholder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

 Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We connect wine lovers and boutique wineries around the world. This connection starts with discovery and leads to purchases of wine!

In five years, we plan on being a central place of meeting for millions of wine lovers and thousands of boutique wineries, where there is an exchange of content, feedback, and direct-to-consumer sales in excess of at least $100 million. These projections cannot be guaranteed.

Milestones

Vinsent, Inc. was incorporated in the State of Delaware in October 2020.

Since then, we have:

- Onboarded 100+ wineries with Futures and Ready to Ship wines

- Launched advanced MVP app on iOS, Android and web

- We've shipped direct-to-consumers in 15 countries

- Built curation team of wine 'ambassadors' in Europe

- Established the "Vineyard-to-Table"

Historical Results of Operations

Our company was organized in October 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $87,673. Our gross margin was 20.0%.

- *Assets.* As of December 31, 2020, the Company had total assets of $281,365, including $9,839 in cash.

- *Net Loss.* The Company has had net losses of $455,795 for 2020.

- *Liabilities.* The Company's liabilties totaled $79,608 for 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,044,447 in equity and $675,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, we project to have an indefinite runway before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vinsent, Inc. cash in hand is $150,000, as of September 2021. Over the last three months, revenues have averaged $60,000/month, cost of goods sold has averaged $48,000/month, and operational expenses have averaged $35,000/month, for an average burn rate of $23,000 per month. Our intent is to be profitable in 18 months.

Since the date of our financials, we have started exploring new audiences (crypto) and new products (NFTs backed by wine).

In six months, assuming we hit our maximum target, we intend to reach monthly revenues of $100,000+. We intend to strengthen our HC with precise tasks and to disburse marketing budget - all together in the $100,000 monthly expenses. We are prioritizing growth over profitability in the short term; while we could reach profitability sooner, we are not targeting to reach that point until 18 months from now. We believe we'll need $1M in capital eventually to reach that point. These projections cannot be guaranteed.

For additional capital outside of this offering, we are in discussion with traditional/ institutional investors/ HNWI and strategic players.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to <u>Appendix C, Financial Statements</u>

I, Jacob Ner-David, certify that:

(1) the financial statements of Vinsent, Inc. included in this Form are true and

complete in all material respects ; and

(2) the tax return information of Vinsent, Inc. included in this Form reflects

accurately the information reported on the tax return for Vinsent, Inc. filed for the

most recently completed fiscal year.


CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

   ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S.

Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated

through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://vinsent.wine/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement
> Vinsent Subscription Agreement

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

> Gil Picovsky
> Jacob Ner-David

Appendix E: Supporting Documents

> Vinsent_Subscription_Agreement__8-27-21___FINAL_.docx

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vinsent, Inc.

By

Jacob Ner-David
_____
Co-Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.



Gil Picovsky
_____
CFO
10/13/2021

Jacob Ner-David
_____
Co-Founder and CEO
10/13/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.